UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

INDEPENDENCE CONTRACT DRILLING, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

453415309
(CUSIP Number)

Alan L. Dye C. Alex Bahn Hogan Lovells US LLP 555 13th Street, NW Washington, DC 20004 202-637-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

October 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPNO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

18,747,134

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

18,747,134

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,747,134

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.0%1

14		TYPE OF REPORTING PERSON (See Instructions)

PN

* See Item 5.

1.
The percentage used herein and in the rest of this Schedule 13D is calculated based upon 75,000,000 shares of the Issuer's Common Stock outstanding as of October 1, 2018 after giving effect to the issuance of shares of the Issuer's Common Stock in the merger described in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 29, 2018.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Credit Opportunity Master Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

18,747,134

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

18,747,134

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,747,134

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.0%1

14		TYPE OF REPORTING PERSON (See Instructions)

PN

*  See Item 5.

 Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares"), of Independence Contract Drilling, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 11601 North Galayda Street, Houston, Texas 77086.

Item 2.  Identity and Background.

(a) The persons filing this Schedule 13D are MSD Partners, L.P. ("MSD Partners"), a Delaware limited partnership, and MSD Credit Opportunity Master Fund, L.P. ("Master Fund"), a Delaware limited partnership (collectively, the "Reporting Persons").

(b) The principal business address of both MSD Partners and Master Fund is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

(c) This Schedule 13D is filed on behalf of the Reporting Persons. Master Fund is the record and direct beneficial owner of the Shares owned herein. MSD Partners is the investment manager of Master Fund.  MSD Partners (GP), LLC ("MSD GP"), a Delaware limited liability company, is the general partner of MSD Partners.  Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP. The principal business of Master Fund is purchasing, holding and selling securities for investment purposes. The principal business of MSD Partners is investment management. The principal business of MSD GP is serving as the general partner of MSD Partners.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 3, 2018, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) During the last five years, none of the foregoing entities or persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Master Fund, MSD Partners and MSD GP are organized under the laws of the State of Delaware.

Item 3.   Source and Amount of Funds or Other Consideration

October 1, 2018 marked the closing of the merger (the "Merger") contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 18, 2018, by and among the Issuer, Patriot Saratoga Merger Sub, LLC, ("Merger Sub"), Sidewinder Drilling LLC ("Sidewinder") and Master Fund, in its capacity as Members' Representative. In connection with the Merger, Merger Sub was merged with and into Sidewinder, with Sidewinder surviving the Merger as a wholly-owned subsidiary of the Issuer.

In connection with the Merger and pursuant to the Merger Agreement, the Issuer issued 36,752,657 Shares as consideration to the former holders of Series A Common Units in Sidewinder. Sidewinder was majority owned by certain affiliates of MSD Capital, L.P., a Delaware limited partnership ("MSD Capital") and MSD Credit Opportunity Fund X LLC, a wholly-owned subsidiary of Master Fund. MSD Credit Opportunity Fund X LLC was issued 18,747,134 Shares in the Merger, which were immediately distributed by MSD Credit Opportunity Fund X LLC to Master Fund.

Item 4.  Purpose of Transaction.

The material in Item 3 is incorporated by reference herein.

Stockholders' Agreement

On July 18, 2018, concurrently with the execution of the Merger Agreement, the Issuer and Master Fund, MSD Credit Opportunity Fund X LLC and certain other member parties thereto (the "Member Parties") who were to receive merger consideration pursuant to the Merger Agreement entered into a stockholders' agreement (the "Original Stockholders' Agreement"), related to the period following the consummation of the Merger. In connection with the closing of the Merger, the Issuer entered into an Amended and Restated Stockholders' Agreement dated as of October 1, 2018, among the Issuer and the Member Parties named therein (the "Stockholders' Agreement"). The Stockholders Agreement was entered into to add and include only parties who were members of Sidewinder as of the effective date of the Merger. All other material terms remain unchanged.

Pursuant to the Stockholders' Agreement, immediately following the effective time of the Merger, the Issuer caused its board of directors (the "Board") to be comprised of a total of seven directors, including, consistent with the Merger Agreement, four existing directors of the Issuer, two designated representatives of Master Fund, and the new Chief Executive Officer of the Issuer. After the effective time of the Merger, the Issuer also agreed, for so long as certain ownership and other conditions are met, to cause to be appointed to the Board two representatives of Master Fund, at least one of which must be, in the good faith determination of the Board or the Issuer's Governance Committee, an independent director, (ii) the Chief Executive Officer of the Issuer immediately following the effective time of the Merger, and (iii) the four other existing directors of the Issuer. In addition, Master Fund and an affiliate of MSD Capital have agreed to certain limitations on their voting rights, for an agreed upon period of time, in respect of their Shares.

Pursuant to Master Fund's board designation rights under the Stockholders' Agreement, two representatives of Master Fund were appointed to the Board as directors on October 1, 2018: Adam Piekarski, a principal of MSD Partners, and James Minmier, who is unaffiliated with the Reporting Persons.

In addition, pursuant to the Stockholders' Agreement, the Reporting Persons are restricted from transferring any equity securities of the Company, subject to certain permitted exceptions, until the earlier of (i) 180 days after the consummation of the Merger or (ii) 10 days after the filing of the Issuer's annual report on Form 10-K for the year ended December 31, 2018.

Further, the Issuer is required to use its commercially reasonable best efforts to file, as soon as practicable, a shelf registration statement under the Securities Act of 1933, as amended (the "Securities Act"), to permit the public resale of all the registrable securities held by the Reporting Persons and to use its reasonable best efforts to cause such shelf registration statement to be declared effective as promptly as practicable within 180 days of the consummation of the Merger.

The foregoing summary descriptions of the Original Stockholders' Agreement, the Stockholders Agreement, and the transactions contemplated thereby are subject to and qualified in their entirety by reference to the Original Stockholders' Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2018, the terms of which are incorporated herein by reference, and the Stockholder's Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2018, the terms of which are incorporated herein by reference.

General

Except to the extent that the foregoing may be deemed to be a plan or proposal, neither of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.  In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law and any applicable agreement described above, to (i) purchase Shares or other securities of the Issuer, (ii) sell or transfer the securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Shares or other securities of the Issuer owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (v) consider participating in a business combination transaction that would result in the acquisition of all of the Issuer's outstanding Shares.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b):

	A.	MSD Partners, L.P.

		(a)	As of the date hereof, MSD Partners, L.P. beneficially owns, in aggregate, 18,747,134 Shares, representing 25.0% of the Issuer's outstanding Shares.[1]
		(b)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 18,747,134

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 18,747,134

1 Based upon 75,000,000 Shares outstanding as of October 1, 2018 after giving effect to the issuance of Shares in the merger described in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 29, 2018.

B.	MSD Credit Opportunity Master Fund, L.P.

	(a)	As of the date hereof, MSD Credit Opportunity Master Fund, L.P. beneficially owns, in aggregate, 18,747,134 Shares, representing 25.0% of the Issuer's outstanding Shares.[1]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 18,747,134

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 18,747,134

C.	MSD Partners (GP), LLC

	(a)	As of the date hereof, MSD Partners (GP), LLC beneficially owns, in aggregate, 18,747,134 Shares, representing 25.0% of the Issuer's outstanding Shares. [1]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 18,747,134

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 18,747,134

D.	Glenn R. Fuhrman

	(a)	As of the date hereof, Glenn R. Furhman beneficially owns, in aggregate, 18,747,134 Shares, representing 25.0% of the Issuer's outstanding Shares. [1]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 18,747,134

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 18,747,134

E.	Marc R. Lisker

	(a)	As of the date hereof, Marc R. Lisker beneficially owns, in aggregate, 18,747,134 Shares, representing 25.0% of the Issuer's outstanding Shares. [1]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 18,747,134

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 18,747,134

F.	John C. Phelan

	(a)	As of the date hereof, John C. Phelan beneficially owns, in aggregate, 18,747,134 Shares, representing 25.0% of the Issuer's outstanding Shares. [1]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 18,747,134

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 18,747,134

Item 5(c):

On October 1, 2018, MSD Credit Opportunity Fund X LLC distributed all 18,747,134 of its Shares to Master Fund, its sole owner, for no consideration

Item 5(d):

Not applicable.

Item 5(e):

Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated October 3, 2018.
99.2
Agreement and Plan of Merger, dated as of July 18, 2018, by and among Independence Contract Drilling, Inc., Patriot Saratoga Merger Sub LLC, and Sidewinder Drilling, LLC (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2018)

99.3
Stockholders' Agreement, dated as of July 18, 2018, by and among Independence Contract Drilling, Inc., the Holders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2018).

99.4
Amended and Restated Stockholders' Agreement, dated as of October 1, 2018, by and among Independence Contract Drilling, Inc. and the Member Parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2018)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2018

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Exhibit 99.1

JOINT FILING AGREEMENT

October 3, 2018

The undersigned hereby agree as follows:
(i)       Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and
(ii)   Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  October 3, 2018

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager